Exhibit (h)(3)(i)

April 30, 2010

Hansberger International Series

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Hansberger Global Investors, Inc. (“HGI”) notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Funds listed below) through April 30, 2011 to the extent that the total annual fund operating expenses of each class of a Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, deferred organizational and extraordinary expenses such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
May 1, 2010 through April 30, 2011:

Hansberger International Series –	1.50% for Institutional Class
Emerging Markets Fund	1.65% for Advisor Class shares

Hansberger International Series –	1.25% for Institutional Class shares
International Core Fund	1.40% for Advisor Class shares

Hansberger International Series –	1.00% for Institutional Class shares
International Growth Fund	1.15% for Advisor Class shares

Hansberger International Series –	1.10% for Institutional Class shares
International Value Fund	1.25% for Advisor Class shares

Hansberger International Series –	1.00% for Institutional Class shares
All Countries Fund	1.15% for Advisor Class shares

With respect to each Fund, HGI shall be permitted to recover operating expenses, except operating expenses that have been waived by Natixis Asset Management Advisors, L.P. under the Administrative Services Fee Waiver, it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s total annual fund operating expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the period covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of Hansberger International Series.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds’ agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Hansberger Global Investors, Inc.

By:	/s/ Ronald Holt
Ronald Holt
Title:	President and Chief Executive Officer